September 2010 Pricing Sheet dated September 10, 2010 relating to Preliminary Pricing Supplement No. 508 dated September 1, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities
Auto-Callable Securities due September 16, 2013
Based on the Performance of a Basket of Two Exchange-Traded Funds and an Index
PRICING TERMS – SEPTEMBER 10, 2010
Issuer:	Morgan Stanley
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Shares of iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	33.333%	42.24	0.789133523
	Shares of iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	33.333%	52.81	0.631187275
	S&P 500® Index (the “SPX Index”)	SPX	33.333%	1,109.55	0.030041909
Aggregate principal amount:	$3,759,400
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	September 10, 2010
Original issue date:	September 15, 2010 (3 business days after the pricing date)
Maturity date:	September 16, 2013
Early redemption:
If, on any of the determination dates, the basket closing value is greater than or equal to the initial basket value, the securities will be automatically redeemed for an early redemption payment on the fifth business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent payment amount times the contingent payment multiplier.
Basket closing value:
On any day, the basket closing value will equal the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket performance factor:	final basket value / initial basket value
Contingent payment amount:	$0.40 (4.00% of the stated principal amount)
Contingent payment multiplier:	The number of determination dates on which the basket closing value is greater than or equal to the downside threshold level.
Determination dates:	March 11, 2011, September 11, 2011, March 11, 2012, September 11, 2012, March 11, 2013 and September 11, 2013
Payment at maturity:	•	If the final basket value is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent payment amount times the contingent payment multiplier
	•	If the final basket value is less than the downside threshold level:	(i) the stated principal amount times the basket performance factor, plus (ii) the contingent payment amount times the contingent payment multiplier.
Downside threshold level:	70, which is 70% of the initial basket value
Initial basket value:
100, which is equal to the sum of the products of the initial basket component value for each basket component, as set forth under “Basket––Initial basket component value” above, and the applicable multiplier for such basket component.

Final basket value:	The basket closing value on the final determination date.
Basket component closing value:
With respect to each basket component, the basket component closing value for any day will be equal to (x) in the case of the EEM Shares and the EFA Shares, the share closing price of one such share times the applicable adjustment factor, each as of such day, and (y) with respect to the SPX Index, the index closing value of the SPX Index on such day, as published by the index publisher.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component will represent its applicable basket component weighting in the predetermined initial basket value. Each multiplier will remain constant for the term of the securities. See “Basket––Multiplier” above.

Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the EEM Shares and the EFA Shares
CUSIP / ISIN:	61759G323 / US61759G3231
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10	$0.21	$9.79
Total	$3,759,400	$78,947.40	$3,680,452.60
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.21 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 508 dated September 1, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.